March 5, 2014

VIA EDGAR AND BY FEDERAL EXPRESS

Sheila Stout, Senior Staff Accountant

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0404

RE:	TriplePoint Venture Growth BDC Corp.
Registration Statement on Form N-2 (333-191871)
CIK No. 0001580345

Dear Ms. Stout:

On behalf of our client, TriplePoint Venture Growth BDC Corp., a Maryland corporation (the “Company”), we submit the Company’s response to the comment by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission provided telephonically on March 5, 2014 (the “Call”), with respect to the Company’s Registration Statement on Form N-2 (the “Registration Statement”).  Set forth below is the Staff’s comment from the Call and the Company’s response.

Please confirm that the audited special purpose schedule of investments of TriplePoint Capital LLC and subsidiaries that is included in the Registration Statement includes at least 75% of the Company’s total assets as of March 5, 2014.

The Company acknowledges the Staff’s comment and confirms that the audited special purpose schedule of investments of TriplePoint Capital LLC and subsidiaries that is included in the Registration Statement includes at least 75% of the Company’s total assets as of March 5, 2014.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8332 or Clifford R. Cone at 212-878-3180.

Very truly yours,

/s/ Andrew S. Epstein
Andrew S. Epstein

CC:	Securities and Exchange Commission
Mary A. Cole, Esq.

TriplePoint Venture Growth BDC Corp.
James P. Labe
Sajal K. Srivastava

Sutherland Asbill & Brennan LLP
Steven B. Boehm
John J. Mahon

Clifford Chance US LLP
Clifford R. Cone